Exhibit 99.1

Qihoo 360 Reports First Quarter 2014 Unaudited Financial Results

BEIJING, May 27, 2014 -- Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today reported its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter Financial Highlights[1]

•	Revenues were $265.1 million, a 141.3% increase from $109.9 million in the first quarter of 2013.

•	Net income attributable to Qihoo 360 was $49.1 million, compared to $5.6 million in the first quarter of 2013.

•	Non-GAAP net income attributable to Qihoo 360[1] was $73.3 million, compared to $17.5 million in the first quarter of 2013.

•	Diluted earnings per ADS[2] (“EPADS”) attributable to Qihoo 360 was $0.37, compared to $0.04 in the same period last year.

•	Non-GAAP diluted EPADS attributable to Qihoo 360[1] was $0.54, compared to $0.14 in the same period last year.

First Quarter Operating Metrics

•	Total monthly active users of Qihoo 360’s PC-based products and services reached a record 479 million in March 2014, compared to 457 million in March 2013[3].

•	User penetration of Qihoo 360’s PC-based products was 93.3% in March 2014, compared to 95.8% in March 2013[3].

•	Total smartphone users of Qihoo 360’s primary mobile security product[4] reached a record 538 million in March 2014, compared to 275 million in March 2013[5].

•	Monthly active users of Qihoo 360’s PC browsers were 339 million in March 2014, compared to 332 million in March 2013[3].

•	User penetration of Qihoo 360’s PC browsers was 66.1% in March 2014, compared to 69.6% in March 2013[3].

•	Average daily unique visitors to the 360 Personal Start-up Page and its sub-pages were 122 million in the first quarter of 2014, compared to 94 million in the first quarter of 2013[5].

•	Average daily clicks on Qihoo 360’s Personal Start-up Page and its sub-pages were approximately 772 million in the first quarter of 2014, compared to 489 million in the first quarter of 2013[5].

“We are pleased to report another quarter of strong growth and solid operational metrics,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “While we maintained our leadership position in key PC-related product categories, we continued to make significant progress in the ever more-important mobile Internet market. The number of Chinese smartphone users of our key mobile security product, 360 Mobile Safe, reached 538 million in the first quarter, making Qihoo 360 the indisputable leader in Internet security in China. In addition, our Android-based app store, 360 Mobile Assistant, has already registered over 400 million users, further reinforcing its industry-leading position. We intend to continue to allocate significant resources to the fast-growing mobile Internet market for the foreseeable future.”

“During the quarter, our share of Internet search traffic reached approximately 25% according to third-party data. Through continued product improvement and technological innovation, we believe we are in an excellent position to further grow our share of China’s search market in terms of both traffic and revenue. Since we began monetizing our search and mobile products at the beginning of 2013 we have made significant progress, and we are highly encouraged by the early results. As we continue to execute our business plan and strategy, we believe that search and mobile monetization represent a substantial long-term growth opportunity for our business,” concluded Mr. Zhou.

Mr. Xiangdong Qi, President of Qihoo 360, added “We are excited to see continued robust growth in key areas of our business. Online advertising grew 121% year-over-year, supported by strong contributions from both search and mobile monetization and further deepening of our monetization process for Personal Start-up Pages. Internet value-added services once again outpaced the market with revenue growth of 172%, driven by strength in PC games and a strong ramp-up in mobile games. While search and mobile monetization are still in their early stages, they are ramping up faster than expected, and are poised to become key drivers of our future growth. We have made significant investments over the last few quarters to strengthen our brand and market position, and to improve our product and technology, particularly in mobile Internet-related areas. Given the rapidly-evolving industry landscape, we will maintain the intensity of our investments in these areas to build a sustainable foundation for future growth.”

First Quarter 2014 Results

Revenues

Revenues were $265.1 million, representing an increase of 141.3% from $109.9 million in the first quarter of 2013 and an increase of 19.6% from $221.6 million in the fourth quarter of 2013. The robust year-over-year growth was due to strong performance in both online advertising and Internet value-added services, driven by solid ramp in search and mobile monetization, as well as strong user traffic growth and further penetration of performance based advertising on 360 Personal Startup Page.

Online advertising revenues were $140.0 million, up 120.9% from the same period last year and relatively flat comparing to the prior quarter. The strong year-over-year increase was primarily driven by incremental contribution from search and mobile advertising and increased monetization of user activities on 360 Personalized Start-up Pages. The flattish sequential trend reflected the normal effects of seasonality.

Internet value-added service revenues, which are mainly derived from game platform operations, were $124.8 million, up 172.2% from the same period last year and 58.2% from the prior quarter. The robust year-over-year and sequential growth was driven by the strong ramp-up in game operations.

Cost of Revenues

Cost of revenues were $50.4 million, compared to $13.9 million in the first quarter of 2013 and $30.2 million in the fourth quarter of 2013, representing increases of 262.4% and 67.0%, respectively.

Operating Expenses

Operating expenses were $175.1 million, compared to $89.2 million in the first quarter of 2013 and $184.9 million in the fourth quarter of 2013. Non-GAAP operating expenses[1] were $155.2 million, compared to $77.2 million in the first quarter of 2013 and $109.6 million in the prior quarter.

The year-over-year and sequential increases in non-GAAP operating expenses[1] were mainly driven by increased marketing and promotional expenses, personnel-related costs, and bandwidth and equipment depreciation expenses, as the Company continued to strengthen its brand and market position, and enhance its technology and product development capabilities.

Operating Income

Operating income was $39.6 million, compared to $6.8 million in the first quarter of 2013 and operating income of $8.9 million in the prior quarter.

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Non-GAAP operating income[1] was $59.5 million, compared to $18.8 million in the first quarter of 2013 and $84.2 million in the prior quarter.

Operating margin was 14.9%, compared to 6.2% in the first quarter of 2013 and 4.0% in the prior quarter.

Non-GAAP operating margin[1] was 22.5%, compared to 17.1% in the first quarter of 2013 and 38.0% in the prior quarter.

The year-over-year increase in non-GAAP operating margin[1] was mainly due to leverage from strong revenue growth while the Company continues to invest in new product and business initiatives. The sequential decline in non-GAAP operating margin[1] reflected normal seasonal spending patterns.

Net Income attributable to Qihoo 360

Net income attributable to Qihoo 360 was $49.1 million, compared to $5.6 million in the first quarter of 2013 and $16.7 million in the prior quarter.

Non-GAAP net income[1] attributable to Qihoo 360 was $73.3 million, compared to $17.5 million in the first quarter of 2013 and $96.3 million in the prior quarter.

Net Margin

Net margin was 18.5%, compared to 5.1% in the same period last year, and 7.5% in the prior quarter.

Non-GAAP net margin[1] was 27.7%, compared to 15.9% in the same period last year and 43.5% in the prior quarter.

Diluted Earnings per ADS

Diluted EPADS for the first quarter of 2014 was $0.37, and non-GAAP diluted EPADS[1] for the first quarter of 2014 was $0.54. The GAAP weighted average ADS[1] used in computing diluted EPADS was 131.5 million.

Cash Flows and Balance Sheet

Net cash generated from operations in the first quarter of 2014 was $100.5 million, compared to net cash outflow of $27.9 million in the same period last year and net operating cash inflow of $76.8 million in the prior quarter. Cash capital expenditures were $69.5 million. As of March 31, 2014, the Company had cash and cash equivalents of $901.6 million.

Business Outlook

For the second quarter of 2014, the Company expects revenues to be between $300 million and $305 million, representing a year-over-year increase of 98% to 101% and quarter-over-quarter increase of 13% to 15%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 7:30 a.m. Eastern Time on May 28, 2014 (7:30 p.m. Beijing time on May 28, 2014).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004
International Dial In:	+65 6723 9381
Hong Kong Dial In:	+852-2475-0994
Passcode:	45783630

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A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time on May 28, 2014 through 09:30 a.m. Eastern Time on June 5, 2014. The dial-in details for the replay are:

International Dial In:	+61 2 8199 0299
US Dial In:	+1 646-254-3697
Passcode:	45783630

A live webcast of the conference call will be available on the investor relations section of Qihoo 360’s website at: http://corp.360.cn.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the “Business Outlook” section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 25, 2014.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and interest expense of Convertible Senior Notes. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

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For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:
Tel: +86 10-5878-1574
E-mail: ir@360.cn

In the U.S.:
The Piacente Group, Inc.
Don Markley or Glenn Garmont
Tel: (212) 481-2050
E-mail: qihu@tpg-ir.com

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Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31, 2013	March 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	1,013,465	901,567
Restricted Cash	2,368	705
Short-term Investments	748	779
Accounts receivable (net of allowance for doubtful accounts of $145 and $141 as of December 31, 2013 and March 31, 2014, respectively)	54,598	74,489
Prepaid expenses and other current assets	83,409	138,762
Deferred tax assets – current	3,129	4,156
Total current assets	1,157,717	1,120,458
Property and equipment, net	163,864	178,240
Land use rights, net	75,698	73,288
Acquired intangible assets, net	17,248	30,057
Goodwill	29,509	85,750
Long-term investments	84,293	139,767
Other noncurrent assets	39,621	131,413
Deferred tax assets – noncurrent	946	1,004
TOTAL ASSETS	1,568,896	1,759,977
LIABILITIES
Current liabilities:
Short-term loan (including accounts payable of the consolidated VIEs without recourse to Qihoo Technology Company Limited of $1,322 and $8,571 as of December 31, 2013 and March 31, 2014, respectively)	1,322	8,571
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $22,856 and $53,275 as of December 31, 2013 and March 31, 2014, respectively)	25,030	59,078
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $77,170 and $99,809 as of December 31, 2013 and March 31, 2014, respectively)	120,935	177,597
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $30,717 and $58,095 as of December 31, 2013 and March 31, 2014, respectively)	46,632	77,034
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $5,546 and $7,416 as of December 31, 2013 and March 31, 2014, respectively)	14,679	17,480
Total current liabilities	208,598	339,760
Deferred tax liabilities – noncurrent	2,676	3,851
Deferred revenue-noncurrent (including deferred revenue-noncurrent of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $664 and $646 as of December 31, 2013 and March 31, 2014, respectively)	3,544	3,183
Long-term debt	600,000	600,000
TOTAL LIABILITIES	814,818	946,794
EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders’ equity	736,893	796,407
Noncontrolling interest	17,185	16,776
Total equity	754,078	813,183
TOTAL LIABILITIES AND EQUITY	1,568,896	1,759,977

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Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014
Revenues:	109,877	221,617	265,142
Cost of revenues	13,906	30,180	50,390
Subsidy income	3	2,344	—
Operating expenses:
Selling and marketing	27,062	30,988	68,733
General and administrative	11,895	76,680	21,766
Product development	50,211	76,248	84,643
Impairment loss on intangible assets	—	948	—
Total operating expenses	89,168	184,864	175,142
Income from operations	6,806	8,917	39,610
Interest income	1,437	5,028	4,920
Interest expenses	—	(4,386)	(4,315)
Other income	196	879	251
Exchange gain(loss)	361	2,902	(12,289)
Impairment loss on long-term investment	—	(3,703)	—
Gain on disposal of long-term investments	—	14,808	27,652
Income before income tax expense and loss from equity method investments	8,800	24,445	55,829
Income tax expense	(2,217)	(9,130)	(5,889)
Loss from equity method investments	(1,021)	(165)	(2,018)
Net income	5,562	15,150	47,922
Less: Net (gain) loss attributable to noncontrolling interest	(11)	1,498	1,199
Net income attributable to Qihoo 360 Technology Co. Ltd.	5,551	16,648	49,121
Net income per ordinary share-basic	0.03	0.09	0.27
Net income per ordinary share-diluted	0.03	0.08	0.25
Weighted average shares used in calculating net income per ordinary share- basic (in millions)(a)	178	183	184
Weighted average shares used in calculating net income per ordinary share-diluted (in millions)(a)	189	197	197

_____________________

(a): 3 Ordinary Shares = 2 ADSs

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Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Three-months period ended
	March 31, 2013	March 31, 2014
Cash flows from operating activities:
Net income	5,562	47,922
Share-based compensation	11,967	19,932
Depreciation and amortization	8,847	17,250
Amortization of land use right	420	436
Loss on disposal of fixed assets	212	30
Loss on equity method investments	1,021	2,018
Gain on disposal of long-term investments	—	(27,652)
Gains resulting from nonoperating activities	(197)	(44)
Changes in operating assets and liabilities	(55,769)	40,567
Net cash (used in) provided by operating activities	(27,937)	100,459

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(57,074)	(69,547)
Consideration paid in connection with business acquisition	(921)	(38,941)
Payment for short-term investment and long-term investments	(828)	(103,350)
Decrease in restricted cash	—	1,639
Proceeds from disposal of property and equipment and intangible assets	1	—
Net cash used in investing activities	(58,822)	(210,199)
Cash flows from financing activities:
Capital contribution from noncontrolling interest	—	7
Proceeds from exercise of share option	6,624	5,057
Payment for short term loans	—	(773)
Net cash provided by financing activities	6,624	4,291
Effect of exchange rate changes	406	(6,449)
DECREASE IN CASH	(79,729)	(111,898)
CASH, BEGINNING OF PERIOD	380,664	1,013,465
CASH, END OF PERIOD	300,935	901,567

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Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended March 31, 2013				Three Months Ended December 31, 2013			Three Months Ended March 31, 2014
	GAAP	Adjustment(b)	Non-GAAP	GAAP	Adjustment(b)	Adjustment(c)	Non-GAAP	GAAP	Adjustment(b)	Adjust- ment(c)	Non-GAAP

Operating expenses	$89,168	$(11,967)	$77,201	$184,864	$(75,284)	—	$109,580	$175,142	$(19,932)		$155,210

Income from operations	$6,806	$11,967	$18,773	$8,917	$75,284	—	$84,201	$39,610	$19,932		$59,542

Operating margin	6.2%		17.1%	4.0%			38.0%	14.9%			22.5%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$5,551	$11,967	$17,518	$16,648	$75,284	$4,365	$96,297	$49,121	$19,932	$4,279	$73,332

Net margin	5.1%		15.9%	7.5%			43.5%	18.5%			27.7%

Diluted earnings per ADS	$0.04		$0.14	$0.13			$0.70	$0.37			$0.54

___________________

(b): Adjustment to exclude the share-based compensation expense of each period.

(c): Adjustmentto exclude the interest expense of Convertible Senior Notes of each period.

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[1]	Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

[2]	American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

[3]	User and market penetration data is based on data from iResearch as of March 2014.

[4]	360 Mobile Safe is the Company’s primary mobile security product.

[5]	Company data as of March 2014.

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